Exhibit 3.4

Series Designation of

Fintor Assets, LLC, Series #GRAVY

In accordance with the Amended and Restated Limited Liability Company Agreement of Fintor Assets, LLC, a Delaware series limited liability company (the “Company”), dated October 7, 2021 (the “Agreement”) and upon the execution of this Series Designation by the Company and Fintor, Inc., in its capacity as Manager of the Company and of Fintor Assets, LLC, Series #GRAVY, a series of the Company (“Series #GRAVY”), this Series Designation shall be attached to, and deemed incorporated in its entirety into, the Agreement as the “Series #GRAVY Designation Exhibit.”

References to Sections and Articles set forth herein are references to Sections and Articles of the Agreement, as in effect as of the Effective Date of Establishment set forth below.

Name of Series:	Fintor Assets, LLC, Series #GRAVY

Effective Date of Establishment:	April 25, 2022

Managing Member:	Fintor, Inc.

Initial Member:	Fintor, Inc., solely as Managing Member

Series Property:	The series property of Series #GRAVY shall be comprised of a single-family home located at 188 Bayside Lane, Toney, Alabama 35773.

Asset Management Fee	1.0% of actual capital contributions in respect of Series #GRAVY.

Purpose:	As stated in Section 2.4.

Issuance:	Subject to Section 6.3(a)(i), the number of Series #GRAVY Interests the Company will initially issue is 25,000 Interests.

Broker (with respect to the Regulation A offering only):	Dalmore Group, LLC.

Brokerage Fee:	1%, in cash, of the purchase price of the Series #GRAVY Interests sold in the offering of the Series #GRAVY Interests (excluding any Series #GRAVY Interests acquired by the Manager or its affiliates).

Interest Designation:	No Member holding Series #GRAVY Interests shall be entitled to any preemptive, preferential or similar rights connection with the issuance of Series #GRAVY Interests.

Voting:

Subject to Section 3.5, the Series #GRAVY Interests shall entitle the Record Holders thereof to one vote per Interest on any and all matters submitted to the consent or approval of Members generally. No separate vote or consent of the Record Holders of Series #GRAVY Interests shall be required for the approval of any matter, except as required by the Delaware Act or except as provided elsewhere in the Agreement.

The affirmative vote of the holders of not less than a majority of the Series #GRAVY Interests then outstanding shall be required for:

(a) any amendment to the Agreement (including this Series Designation) that would adversely change the rights of the Series #GRAVY Interests;

(b) mergers, consolidations or conversions of Series #GRAVY or the Company; and

(c) all such other matters as the Manager, in its sole discretion, determines shall require the approval of the holders of the Outstanding Series #GRAVY Interests voting as a separate class.

Notwithstanding the foregoing, the separate approval of the holders of Series #GRAVY Interests shall not be required for any of the other matters specified under Section 12.1.

Splits:	There shall be no subdivision of the Series #GRAVY Interests other than in accordance with Section 3.7.

Other rights:	Holders of Series #GRAVY Interests shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of Series #GRAVY Interests.

Officers:	Farshad Yousufi – CEO Masoud Jalalibidgoli – CTO Each officer shall have full power and authority to execute all agreements and other documents on behalf of Series #GRAVY.

Minimum Interests:	One (1) Interest per Member.

Fiscal Year:	As stated in Section 8.2.

Information Reporting:	As stated in Section 8.1(c).

Termination:	As stated in Section 11.1(b).

Liquidation:	As stated in Section 11.3.

Amendments to this Exhibit:	As stated in Article XII.